SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) informs its shareholders and the market that, pursuant to CVM Instruction 481/2009, as amended by CVM Instructions 561/2015 and 570/2015, from 2017 it will adopt the distance voting system by way of a ballot paper, to facilitate the participation of its shareholders in ordinary general meetings and extraordinary general meetings which will resolve the election of members to the Fiscal Council and/or the Board of Directors, pursuant to CVM Instruction 481.

The instructions regarding completing and sending the Remote Voting Ballot by its shareholders are contained in item 12.2 of the Formulário de Referência, of which the following should be highlighted:

Remote Voting Ballot Submission:

1.        The Company's shareholders may, pursuant to CVM Instruction 481, send the Voting Ballot to: (i) the brokerage agent of Eletrobras' shares, namely, Banco Bradesco S.A.; (ii) the custody agent responsible for the custody of the shares issued by the Company of its ownership; or (iii) directly to the Company; observed, in the latter case, the procedures described in item 12.2 of the Company's Formulário de Referência.

2.        The Company outlines that Banco Bradesco S.A. will receive throughout its network of bank branches spread throughout the national territory, according to the standards published by itself, the Voting Ballot. As such, shareholders or their representatives should appear at any bank branch of the Brokerage Agent, with competent proxy documents, in addition to the completed Voting Bulletin.

3.        If the shareholder chooses to send the Voting Ballot through the custody agent, it is recommended that he verify with the custody agent responsible for his shares whether it will provide such service, as well as the other procedures and formalities established by each custody agent for this purpose.

4.        The shareholders who wish may also forward the Voting Ballot directly to the Company, in hard copy, by post, addressed to the Company's Investor Relations Office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 409, Centro, 9º andar, or by e-mail, to the following address: ombudsman-ri@eletrobras.com. The originals, in the latter case, should be forwarded to the Company before the date scheduled for the respective General Meeting. In both cases, the Voting Ballot must be accompanied by the shareholder´s representation documents provided for in item 12.2 of the Company's Formulário de Referência;

Market Announcement

5.        Any Voting Ballot which is not properly completed or which is unaccompanied by the documentation necessary to prove the status of the shareholder, or the status of their representative, will not be considered valid, and, consequently, will not be processed by the Company, but may be corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Possibility of indicating candidates for the Board of Directors and the Fiscal Council for inclusion in the Remote Voting Ballot:

6.        Pursuant to clause I of article 21-L of CVM's Instruction no. 481, any shareholder holding an equity interest equal to or greater than 0.5% of the total shares of the same type and/or class of shares issued by the Company can put forward nominations for candidates for the Company´s Fiscal Council and/or the Board of Directors, to be included in the Remote Voting Ballot to be disclosed by the Company, within the scope of ordinary and extraordinary general meetings to resolve on these matters.

7.        All nominations for candidates to become a member of Eletrobras' Board of Directors and/or Fiscal Council must comply with the time limits stipulated in CVM Instruction 481, as follows: (i) 45 (forty-five) days before the date of the respective Ordinary General Meeting; and (ii) 35 (thirty-five) days before the date of the respective Extraordinary General Meeting; and should be sent directly to Eletrobras, by post, addressed to the Company's Investor Relations Office, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 409, Centro, 9º andar, or by e-mail, to the following address: ombudsman-ri@eletrobras.com. The originals, in the latter case, should be forwarded to the Company before the date scheduled for the respective General Meeting.

8.        In addition, they must include the place, date and signature of the requesting shareholder, which must be recognized in a notary's office. If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or authorised powers of attorney, and must also be duly recognized in a notary's office.

Market Announcement

9.        All the information necessary for a correct understanding of the requests should be sent together with them, especially if it falls within to the list of matters requiring specific information pursuant to Article 10 of CVM Instruction 481, as well as with the documentation specified in item 12.2 "i" of the Formulário de Referência, and the information indicated in Exhibit 21-M-II-d of CVM Instruction 481.

10.     Finally, the Company notes that under Federal Law 13,303 of June 30, 2016 ("State Companies Law"), all nominations for candidates to become a member of the Board of Directors and/or the Fiscal Council will be evaluated by the Interim Internal Eligibility Committee ("CITE"), responsible for verifying, in relation to each of the candidates, the fulfillment of such eligibility requirements listed in article 28 of the State Companies Law. This obligation applies to candidates nominated by the Federal Union, as well as candidates nominated by minority shareholders and those elected by the Company's employees, pursuant to article 22 of the State Companies Law.

11.     As a result, any nomination for candidates to become a member of the Company's Board of Directors and/or Fiscal Council, in addition to being accompanied by the documentation described above and the specific information provided for in CVM Instruction 481, must be accompanied by the respective Form of Registration of Administrator and/or Fiscal Council member, duly completed, dated and signed by the shareholder and/or their representatives. These forms can be accessed on the Company's website at: www.eletrobras.com/governancacorporativa.

Possibility of forwarding proposals for deliberation in the framework of Ordinary General Meetings:

12.     Pursuant to paragraph II of article 21-L of CVM's Instruction 481, only those shareholders holding an equity interest greater or equal to 1.0% (one per cent) of the total share capital of the Company may submit requests for inclusion in the proposals for deliberation in the scope of the ordinary general meetings.

13.     The form, time limits and conditions for submitting requests for inclusion of matters for deliberation at the Ordinary General Meeting must comply with the procedures established in item 12.2 of the Company's Formulário de Referência and CVM Instruction 481.

Market Announcement

14.     All the information necessary for a correct understanding of the requests should be sent together with them, especially if falls within to the list of matters requiring specific information pursuant to Articles 8 to 21 of CVM Instruction 481, as well as with the documentation specified in item 12.2 "i" of the Formulário de Referência, and the information indicated in Annex 21-M-II-d of CVM Instruction 481.

Detailed information about the completion and use of the Voting Ballot can be found in the Company's Formulário de Referência, which can be found on CVM's website (www.cvm.gov.br) or on the Eletrobras website (www.eletrobras.com).

Rio de Janeiro, March 06, 2017.

Armando Casado de Araujo

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.